Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

VIA EDGAR

June 10, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Inessa Kessman

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35134

Dear Ms. Kessman:

We have received your comment letter dated May 27, 2015, and the following represents our responses to your comments. For your ease of reference, we have included your original comments in italics below and have provided our responses after each comment. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Discussion of all significant variances, page 80

1.
We note your discussion regarding fluctuation in revenue, network costs, and network related costs and segment Adjusted EBITDA. While you discuss factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. You also seem to only summarize revenue by product line per the table on page 80 and the revenue by segment table on page F-60. When two or more factors have contributed to a material period-to-period change in a financial statement line item, please quantify and analyze the underlying business reason for the changes. In addition, quantify the effect of foreign currency on your results of operations. Please refer to Items 303(A)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. Provide us with your proposed future disclosure.

1

Response: The Company has reviewed the discussion regarding fluctuation in revenue, network costs, and network related costs and segment Adjusted EBITDA and based upon the Staff’s comment has revised the discussion accordingly. Please see Exhibit 1 for an example of the Company’s proposed disclosure that it intends to include in future filings using the 2014 versus 2013 MD&A disclosure as an example. Proposed changes to MD&A are indicated with an underline.

Financial Condition-December 31, 2014, page 86

2.
Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.

Response: The Company has reviewed the discussion of net cash provided by operating activities and based upon the Staff’s comment has revised the discussion accordingly. Please see below for an example of the Company’s proposed disclosure that it intends to include in future filings using the 2014 versus 2013 MD&A disclosure as an example. Proposed changes to MD&A are indicated with an underline.

Proposed disclosure: Cash provided by operating activities increased to $1.161 billion in 2014 compared to $713 million in 2013. The increase in cash provided by operating activities was primarily due to growth in earnings driven by growth in the Company’s Core Network Services revenue, continued improvements in Network Access Costs and the acquisition of tw telecom. Also, contributing to the increase in cash provided by operating activities was the change in the cash portion of the Company’s receivables balance of $9 million as a result of the Company’s continued focus on timely collection of receivables. The increase in cash provided by operating activities was partially offset by a decrease in the cash portion of the Company’s payables balance of $77 million as a result of the timing of payments to suppliers. Cash provided by operating activities is subject to variability period over period as a result of the timing of payments related to interest expense, accounts receivable and accounts payable and capital expenditures.

2

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2014;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.
.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

3

Exhibit 1

Results of Operations 2014 vs. 2013 and 2013 vs. 2012

Year Ended December 31,				Increase/(Decrease)%
(dollars in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
		(as revised)	(as revised)
Revenue	$6,777	$6,313	$6,376	7%	(1)%
Network Access Costs	2,529	2,471	2,602	2%	(5)%
Network Related Expenses	1,246	1,214	1,249	3%	(3)%
Depreciation and Amortization	808	800	749	1%	7%
Selling, General and Administrative Expenses	1,181	1,162	1,201	2%	(3)%
Total Costs and Expenses	5,764	5,647	5,801	2%	(3)%
Operating Income	1,013	666	575	52%	16%
Other Income (Expense):
Interest income	1	—	2	NM	NM
Interest expense	(654)	(649)	(733)	1%	(11)%
Loss on modification and extinguishment of debt, net	(53)	(84)	(160)	(37)%	(48)%
Other, net	(69)	(4)	(58)	NM	NM
Total Other Expense	(775)	(737)	(949)	5%	(22)%
Income (Loss) Before Income Taxes	238	(71)	(374)	NM	(81)%
Income Tax (Expense) Benefit	76	(38)	(48)	NM	(21)%
Net Income (Loss)	$314	$(109)	$(422)	NM	(74)%
NM - Not meaningful

Exhibit 1

Discussion of all significant variances:

Revenue by Channel:

	Year Ended December 31,			Increase/(Decrease)%
(dollars in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Core Network Services:
North America - Wholesale Channel	$1,462	$1,478	$1,541	(1)%	(4)%
North America - Enterprise Channel	2,778	2,471	2,299	12%	7%
EMEA - Wholesale Channel	328	354	364	(7)%	(3)%
EMEA - Enterprise Channel	563	534	547	5%	(2)%
Latin America - Wholesale Channel	165	160	156	3%	3%
Latin America - Enterprise Channel	614	594	556	3%	7%
tw telecom - Wholesale Channel	60	—	—	NM	NM
tw telecom - Enterprise Channel	225	—	—	NM	NM
Total Core Network Services	6,195	5,591	5,463	11%	2%
Wholesale Voice Services and Other	582	722	913	(19)%	(21)%
Total Revenue	$6,777	$6,313	$6,376	7%	(1)%

Revenue by Service Offering:

Year Ended December 31,				Increase/(Decrease)%
(dollars in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Core Network Services Revenue:
Colocation and Datacenter Services	$590	$585	$561	1%	4%
Transport and Fiber	2,087	1,935	1,950	8%	(1)%
IP and Data Services	2,530	2,133	2,002	19%	7%
Voice Services (Local and Enterprise)	988	938	950	5%	(1)%
Total Core Network Services Revenue	$6,195	$5,591	$5,463	11%	2%
Wholesale Voice Services and Other Revenue	582	722	913	(19)%	(21)%
Total Revenue	$6,777	$6,313	$6,376	7%	(1)%

Revenue increased 7% in 2014 compared to 2013 and decreased 1% in 2013 compared to 2012. The increase in 2014 compared to 2013 was driven by growth in Core Network Services revenue from enterprise customers and the inclusion of revenue from tw telecom subsequent to the completion of the Merger on October 31, 2014, partially offset by a decline in Wholesale Voice Services and Other revenue. The decrease in 2013 compared to 2012 was driven by declines in Wholesale Voice Services and Other revenue partially offset by growth in Core Network Services revenue from enterprise customers.

Exhibit 1

The Company experienced growth in its IP and Data Services, Transport and Fiber and Voice Services during 2014 compared to 2013 driven primarily by end user customer demand for enterprise bandwidth and content delivery over the Internet. The increase in IP and Data Services was predominantly driven by the Company’s VPN services as well as $285 million attributable to the acquisition of tw telecom, of which $186 million, $46 million and $44 million were attributable to IP and Data Services, Transport and Fiber, and Voice Services, respectively.

The Company's growth in its IP and data services and colocation and data center services during 2013 compared to 2012 was driven primarily by end user customer demand for enterprise bandwidth and content delivery over the Internet. The Company also experienced modest growth in transport and fiber services in 2013. Core Network Services revenue for voice services declined in 2013, primarily due to the anticipated attrition of certain U.K. Government channel voice services.

Core Network Services revenue increased in the North America and Latin America regions in 2014 compared to 2013, as a result of growth in services provided to the existing enterprise customer base and the acquisition of new customers in the enterprise channel and the acquisition of tw telecom, which contributed $285 million to North America Core Network Services revenue for the period subsequent to the completion of the Merger. The increase in North America was partially offset by a decrease in wholesale channel revenue primarily driven by consolidation in the wholesale market. The increase in Latin America was partially offset by the effect of the stronger dollar against Latin American currencies. Additionally, the Company's revenue from the EMEA region's enterprise channel increased over 2013 as a result of growth in services provided to the existing enterprise customer base and the acquisition of new customers. The increase in EMEA revenue was partially offset by the effect of the stronger dollar against European currencies and a decrease in the EMEA region's wholesale channel revenue.

Core Network Services revenue increased in the North America and Latin America regions in 2013 compared to 2012, as a result of growth in services provided to the existing enterprise customer base and the acquisition of new customers in the enterprise channel. These increases were partially offset by (i) a decrease in the EMEA region's Core Network Services revenue primarily as a result of lower U.K. Government and wholesale channel revenue and (ii) a decrease in wholesale channel revenue in North America.

Wholesale Voice Services and Other Revenue decreased in 2014 compared to 2013 and 2013 compared to 2012 primarily as a result of declines in usage as customers transition to IP voice services. The Company continues to manage its combined wholesale voice services platform for profitability. In addition, the Company expects SBC Contract Services revenue to continue to decline as a result of the

Exhibit 1

migration of the SBC traffic to the AT&T network. The Company has discontinued its managed modem services.

Network Access Costs includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to providing access to customer locations from the Level 3 network, but excludes Network Related Expenses, and depreciation and amortization. Network Access Costs do not include any employee expenses or impairment expenses; these expenses are allocated to Network Related Expenses or Selling, General and Administrative Expenses.

Network Access Costs as a percentage of total revenue was 37% in 2014 compared to 39% in 2013 and 41% in 2012. The decrease is primarily due to an improving mix of higher profit on-net Core Network Services and a decline in lower profit Wholesale Voice Services and Other Revenue. The increase in total Network Access Costs in 2014 as compared to 2013 is due to the addition of tw telecom's results of operations which contributed $79 million to Network Access Costs for November and December 2014. Additionally, the Company continues to implement initiatives to reduce both fixed and variable network access costs which resulted in a decrease in Network Access Costs excluding the tw telecom transaction.

Network Related Expenses includes certain expenses associated with the delivery of services to customers and the operation and maintenance of the Level 3 network, such as facility rent, utilities, maintenance and other costs, each related to the operation of its communications network, as well as salaries, wages and related benefits (including non-cash stock-based compensation expenses) associated with personnel who are responsible for the delivery of services, operation and maintenance of its communications network, and accretion expense on asset retirement obligations, but excludes depreciation and amortization.

Network Related Expenses increased 3% in 2014 from 2013 and decreased 3% in 2013 from 2012.
The increase in 2014 compared to 2013 is attributable to the acquisition of tw telecom which contributed $42 million to Network Related Expenses for November and December 2014. The decrease in 2013 compared to 2012 is primarily attributable to lower employee compensation and other employee related costs as well as lower network maintenance expenses. Professional fees and vendor services also decreased primarily due to the rationalization and renegotiation of vendor services. Employee cash compensation and other employee related costs decreased as the Company continued to achieve cost synergies as a result of the integration of the Global Crossing business, workforce reductions primarily focused on labor cost savings and organizational effectiveness.

Exhibit 1

Additionally in 2013 and 2014, the Company implemented certain workforce reductions in its operations staff. Restructuring charges in 2014, 2013 and 2012 of $11 million, $12 million and $8 million, respectively, were recorded in Network Related Expenses.

Depreciation and Amortization expense increased 1% in 2014 from 2013 and increased 7% in 2013 from 2012. The increase in 2014 compared to 2013 is due to depreciation and amortization on tangible and intangible assets acquired from tw telecom and additional capital expenditures in 2014, partially offset by a change in useful lives of certain asset categories in the first quarter of 2014. The increase in 2013 compared to 2012 is primarily attributable to new capital expenditures in 2013 in support of the network with asset lives less than the average remaining life of all existing assets as of the beginning of the year.

Selling, General and Administrative Expenses ("SG&A Expenses") includes the salaries, wages and related benefits (including non-cash, stock-based compensation expenses) and the related costs of corporate and sales personnel, travel, insurance, non-network related rent, advertising, and other administrative expenses.

SG&A Expenses increased 2% in 2014 compared to 2013 and decreased 3% in 2013 compared to 2012. The increase in 2014 compared to 2013 is primarily related to $50 million of additional employee-related expenses resulting from the acquisition of tw telecom and $81 million of acquisition-related expenses incurred in connection with the Merger. The increase in SG&A Expenses was partially offset by a $80 million decrease in employee-related expenses primarily related to workforce reductions. In addition, the $23 million charge recorded in 2013 related to the vesting of long-term incentive awards in connection with the Company's former CEO's departure from the Company, as described below, did not recur in 2014. The decrease in 2013 compared to 2012 is primarily due to lower employee compensation and other employee related costs, as a result of the Company's continued achievement of cost synergies as a result of the integration of the Global Crossing business and workforce reductions primarily focused on labor cost savings and organizational effectiveness. This was partially offset by other cost increases in 2013 due to a non-cash benefit of $47 million recognized in 2012 as a result of a revision to the Company's estimated future asset retirement obligations. In addition, the Company incurred approximately $42 million in 2012 of integration costs in SG&A Expenses related to the Global Crossing business.

From time to time, the Company has implemented certain workforce reductions in its administrative staff. Restructuring charges in 2014, 2013 and 2012 of $34 million, $35 million and $26 million, respectively, were recorded in SG&A Expenses.

Exhibit 1

Non-cash, stock-based compensation expense of $73 million, $151 million and $135 million was recorded in 2014, 2013 and 2012, respectively, related to grants of outperform stock appreciation rights, restricted stock units, accruals for the Company’s annual discretionary bonus, incentive and retention plans and shares issued for the Company’s matching contribution to the 401(k) plan. Approximately $64 million, $115 million and $108 million of non-cash stock-based compensation expense was recorded in SG&A Expenses in 2014, 2013 and 2012, respectively, and $9 million, $36 million and $27 million was recorded in Network Related Expenses in 2014, 2013 and 2012, respectively. The total decrease in non-cash, stock-based compensation expense in 2014 compared to 2013 is primarily due to the 2014 annual discretionary bonus being accrued for as a cash bonus rather than a partial cash, partial equity bonus as in previous years. In addition, the $23 million charge recorded in 2013 related to the vesting of long-term incentive awards in connection with the Company's former CEO's departure from the Company, as described below, did not recur in 2014. The total increase in non-cash, stock-based compensation expense in 2013 compared to 2012 is primarily due to accruing the annual discretionary bonus at a higher target rate in 2013 than in 2012 as well as the vesting of long-term incentive awards in connection with the former CEO's departure from the Company, as described below.

On April 11, 2013, the Board of Directors appointed Jeff K. Storey to be the Company's President and Chief Executive Officer. As a result of the related departure of James Q. Crowe, the Company incurred a charge of approximately $23 million in the second quarter of 2013, which was recorded in SG&A Expenses, consisting of $6 million of additional cash compensation expense and $17 million in non-cash compensation expense related to the vesting of certain of Mr. Crowe's long-term incentive awards payable under the terms of his employment agreement.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the Consolidated Statements of Operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within selling, general and administrative expenses and network related expenses, (4) depreciation and amortization expense and (5) non-cash stock-based compensation expense included within selling, general and administrative expenses and network related expenses and (6) discontinued operations.

Adjusted EBITDA is not a measurement under generally accepted accounting principles ("GAAP") and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company’s internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company’s performance to that of its competitors and to eliminate certain non-cash and non-operating items in order

Exhibit 1

to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock-based compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income tax benefit (expense) because these items are associated with the Company’s capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes are better evaluated through cash flow measures. Adjusted EBITDA excludes net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures such as Adjusted EBITDA, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company’s calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income tax benefit (expense), depreciation and amortization expense, non-cash impairment charges, non-cash stock-based compensation expense and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA as defined by the Company:

	Year Ended December 31,
(dollars in millions)	2014	2013	2012
Net Income (Loss)	$314	$(109)	$(422)
Income Tax Expense (Benefit)	(76)	38	48
Total Other Expense	775	737	949
Depreciation and Amortization Expense	808	800	749
Non-Cash Compensation Expense	73	151	135
Non-Cash Impairment	1	7	—
Adjusted EBITDA	$1,895	$1,624	$1,459

Consolidated Adjusted EBITDA was $1.895 billion in 2014 compared with $1.624 billion in 2013 and $1.459 billion in 2012. The increase in Adjusted EBITDA is primarily attributable to growth in the Company’s higher incremental profit Core Network Services revenue, continued improvements in Network Access Costs and the acquisition of tw telecom.

Exhibit 1

Adjusted EBITDA increased in North America in 2014 compared to 2013 primarily resulting from (i) growth in core network services revenue and (2) initiatives resulting in reduced fixed and variable network access costs. The results of operations from the acquisition of tw telecom contributed $105 million to Adjusted EBITDA in North America in 2014. These increases were partially offset by a decrease in wholesale channel revenue in North America primarily driven by consolidation in the wholesale market.

Adjusted EBITDA increased in Latin America in 2014 compared to 2013 primarily resulting from (i) growth in core network services revenue and (2) initiatives resulting in reduced fixed and variable network access costs. These increases were partially offset by the effect of the stronger dollar against Latin American currencies which were immaterial to the Company’s consolidated results of operations.

Adjusted EBITDA declined in EMEA in 2014 compared to 2013 primarily due to a decrease in the EMEA region's wholesale channel revenue and the effect of the stronger dollar against European currencies which were immaterial to the Company’s consolidated results of operations. See Note 15 - Segment Information in the notes to Consolidated Financial Statements for additional information on Adjusted EBITDA by region.

Adjusted EBITDA increased in the North America, EMEA and Latin America regions in 2013 compared to 2012, as a result of growth in core network services revenue in North America and Latin America and initiatives resulting in reduced fixed and variable network expenses in all three regions. These increases were partially offset by (i) a decrease in the EMEA region's Core Network Services revenue primarily as a result of lower U.K. Government and wholesale channel revenue and (ii) a decrease in wholesale channel revenue in North America. See Note 15 - Segment Information in the notes to Consolidated Financial Statements for additional information on Adjusted EBITDA by region.

Historically, the Company has paid a portion of employee annual bonuses with shares of its common stock. Beginning in 2014, the Company accrued the entire bonus compensation within SG&A Expenses and Network Related Expenses as cash compensation, which will be paid in 2015.

Interest Expense increased 1% in 2014 from 2013 and decreased 11% in 2013 from 2012. The increase in Interest Expense in 2014 as compared to 2013 was a result of $41 million of interest expense on additional borrowings to finance the Merger, partially offset by a $36 million reduction of interest expense primarily as a result of lower cost of borrowing on refinanced debt. Interest expense decreased in 2013 compared to 2012 as a result of lower cost of borrowing on refinanced debt.

The Company expects annual interest expense in 2015 to approximate $680 million based on current interest rates on the Company's debt outstanding as of December 31, 2014. See Note 11 - Long-

Exhibit 1

Term Debt in the notes to Consolidated Financial Statements for additional information on Level 3's financing activities.

Loss on Modification and Extinguishment of Debt, net was $53 million in 2014 compared to a loss of $84 million in 2013 and a loss of $160 million in 2012. The loss recorded during 2014 was related to the refinancing of the 11.875% Senior Notes due 2019. The loss recorded during 2013 was related to a charge of approximately $1 million related to the refinancing of the Floating Rate Senior Notes due 2015 in December 2013, $56 million related to the refinancing of the 10% Senior Notes due 2018 in December 2013, $10 million related to the refinancing of the $1.2 billion Tranche B-II 2019 Term Loan in October 2013, $8 million related to the refinancing of the $595.5 million Tranche B 2016 Term Loan in August 2013 and $9 million related to refinancing the $815 million Tranche B 2019 Term Loan in August 2013. The loss recorded during 2012 was related to a charge of $50 million related to the refinancing of the $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan in October 2012, a charge of $9 million related to the refinancing of the $1.4 billion Tranche A Term Loan in August 2012 and the repayment of existing vendor financing obligations, a charge of $40 million as a result of the redemption of the 8.75% Senior Notes due 2017 in August 2012, a charge of $22 million related to the redemption of the 9.25% Senior Notes due 2014 in February 2012, and a charge of $39 million as a result of the exchange of a portion of the 15% Convertible Senior Notes due 2013 for approximately 5.4 million shares of Level 3 common stock in March 2012. See Note 11 - Long-Term Debt in the notes to the Consolidated Financial Statements for more details regarding the Company’s financing activities.

Other, net was $69 million of expense in 2014 compared to $4 million of expense in 2013 and $58 million of expense in 2012. Other, net is primarily comprised of gains and losses on the sale of non-operating assets, foreign currency gains and losses and other income and expense.

Other, net expense in 2014 is primarily due to $61 million of loss on foreign currency fluctuations of local currencies relative to the U.S. dollar, including foreign currency losses attributable to the devaluation of the Venezuelan bolivar as discussed below, and the partial impairment of the Company's indefinite-lived intangible asset which resulted in write-down of $17 million. Other, net expense in 2013 was primarily related to foreign currency gains on local currencies relative to the U.S. dollar. The Other, net expense in 2012 was driven by a non-cash loss on the Company's interest rate swap agreements of approximately $60 million that were deemed "ineffective" hedges under GAAP in connection with the refinancing of the $1.4 billion Tranche A Term Loan.

Effective February 13, 2013, the Venezuelan government devalued the Venezuelan bolivar by increasing the official rate from 4.30 Venezuelan bolivares to the U.S. dollar to 6.30 Venezuelan bolivares to the U.S. dollar. This devaluation reduced the Company's net monetary assets by $22 million based on

Exhibit 1

the bolivar balances as of February 13, 2013, resulting in a charge of $22 million that was recognized in Other, net in the Consolidated Statement of Operations in 2013.

During the first quarter 2014, the Venezuelan government enacted additional changes to the country's foreign exchange system. The government expanded the types of transactions that may be allowed via the weekly auctions under the Complementary System of Foreign Currency Acquirement ("SICAD 1"). The Venezuelan government also announced the replacement of its existing foreign currency administration with the National Center for Foreign Commerce ("CENCOEX"). Entities may seek approval to transact through CENCOEX at the official rate of 6.30 Venezuelan bolivares to the U.S. dollar; however, certain transactions may be approved at the latest SICAD 1 rate, depending on the entity's facts and circumstances.

During the second quarter of 2014, based on additional experience with the new foreign exchange mechanisms, the Company concluded that the most appropriate rate is currently SICAD 1. Accordingly, the Company recognized a loss of approximately $34 million in 2014, resulting from the devaluation of Venezuelan bolivar denominated monetary assets and liabilities from the official rate of 6.3 to the SICAD 1 rate. Based upon the further deterioration of the SICAD rate from 10.6 as of June 30, 2014 to 12.0 as of September 30, 2014, the Company recognized an additional loss of approximately $7 million in the third quarter of 2014. As of December 31, 2014, SICAD 1 was 12.0 Venezuelan bolivares to the U.S. dollar. The Company continues to monitor closely its foreign currency risk in Venezuela.

Income Tax (Expense) Benefit was $76 million of benefit in 2014 compared to $38 million of expense in 2013 and $48 million of expense in 2012. Income tax expense in all periods is primarily related to taxes in foreign jurisdictions. During the fourth quarter of 2014, the Company released approximately $100 million of deferred tax valuation allowance primarily related to its business in the UK due to consolidation of legal entities whereby one UK entity with a full valuation allowance was merged with an entity that had no valuation allowance against its deferred tax assets.   As a result, management projects future profitability of that business. The release is reflected as an income tax benefit in 2014.

The Company incurs tax expense attributable to income in various subsidiaries that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax benefits. Our tax rate is volatile and may move up or down with changes in, among other things, the amount and source of income or loss, our ability to utilize foreign tax credits, changes in tax laws, our valuation allowance, and the movement of liabilities established for uncertain tax positions as statutes of limitations expire or positions are otherwise effectively settled.

Exhibit 1

Financial Condition-December 31, 2014

Cash flows provided by operating activities, investing activities and financing activities for the years ended December 31, 2014 and 2013, respectively, are summarized as follows:

	Year Ended December 31,
(dollars in millions)	2014	2013	Change
Net Cash Provided by Operating Activities	$1,161	$713	$448
Net Cash Used in Investing Activities	(1,086)	(745)	(341)
Net Cash Used in Financing Activities	(82)	(294)	212
Effect of Exchange Rates on Cash and Cash Equivalents	(44)	(22)	(22)
Net Change in Cash and Cash Equivalents	$(51)	$(348)	$297

Operating Activities

Cash provided by operating activities increased to $1.161 billion in 2014 compared to $713 million in 2013. The increase in cash provided by operating activities was primarily due to growth in earnings driven by growth in the Company’s Core Network Services revenue, continued improvements in Network Access Costs and the acquisition of tw telecom. Also, contributing to the increase in cash provided by operating activities was the change in the cash portion of the Company’s receivables balance of $9 million as a result of the Company’s continued focus on timely collection of receivables. The increase in cash provided by operating activities was partially offset by a decrease in the cash portion of the Company’s payables balance of $77 million as a result of the timing of payments to suppliers. Cash provided by operating activities is subject to variability period over period as a result of the timing of payments related to interest expense, accounts receivable and accounts payable and capital expenditures.

Investing Activities

Cash used in investing activities increased to $1.086 billion in 2014 compared to $745 million in 2013, primarily as a result of additional capital expenditures, which totaled $910 million in 2014 and $760 million in 2013, and the cash portion of the acquisition of tw telecom. The increase in capital expenditures is primarily due to additional investment in the network and the inclusion of tw telecom-related capital expenditures.

Financing Activities

Cash used in financing activities of $82 million in 2014 compared to cash used in financing activities of $294 million in 2013 relates to greater net payments of debt and capital leases during 2013, primarily

Exhibit 1

as a result of the repayment at maturity of the 15% Convertible Notes due January 15, 2013 as compared to greater net borrowings in 2014. See Note 11 - Long-Term Debt in the notes to the Consolidated Financial Statements for more details regarding the Company's debt transactions during 2013.

Effect of Exchange Rates on Cash and Cash Equivalents

The effect of exchange rates on cash and cash equivalents in 2014 and 2013 was primarily due to the devaluation of Venezuelan bolivar denominated monetary assets and liabilities. The Company recognized a loss of approximately $41 million in 2014, resulting from the devaluation of Venezuelan bolivar denominated monetary assets and liabilities from the official rate of 6.3 to the SICAD 1 rate. In 2013, the devaluation of the Venezuelan bolivar reduced the Company's unrestricted cash and cash equivalents by $21 million.